Ebang International Holdings Inc.

12 Marina View

#20-02B

Asia Square Tower 2

Singapore, 018961

June 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

Re:	Ebang International Holdings Inc.
File No. 333-271512
Registration Statement on Form F-3, as amended

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Ebang International Holdings Inc. (the Registrant”) respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on June 14, 2023, or as soon thereafter as is practicable.

The Registrant understands that the U.S. Securities and Exchange Commission (the “Commission”) will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

Ebang International Holdings Inc.

By:	/s/ Dong Hu
Name: Dong Hu
Title: Chairman, Chief Executive Officer and Chief Financial Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Michael DeDonato, Esq., Sullivan & Worcester LLP
Hermione M. Krumm, Esq., Sullivan & Worcester LLP